September 12, 2014

Ms. Stacie D. Gorman

Senior Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algodon Wines & Luxury Development Group, Inc.
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed August 13, 2014
File No. 000-55209

Dear Ms. Gorman:

Algodon Wines & Luxury Development Group, Inc. (“AWLD”) received your correspondence dated August 27, 2014 offering comments on AWLD’s Amendment No. 2 to Form 10 as filed with the SEC on August 13, 2014 (the “Form 10”) and AWLD’s letter to the SEC dated August 13, 2014. This letter responds to your comments listed in your August 27, 2014 letter. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1 In your next amendment, please update your financial statements and related disclosures to a date not more than 135 days prior to the date of the amendment.

Response:    This information has been provided in Amendment No. 3 to the Form 10.

Comment No. 2    We have considered your revisions in response to comment 1 in our letter dated June 18, 2014. Please confirm that you plan to update your disclosure in this section in future amendments to reflect the findings of the scheduled hearing on September 10, 2014. We may have further comments.

Response:     We will update our disclosure in future amendments to reflect the findings of the hearing presently now scheduled for October 16, 2014.

Prospectus Summary

Comment No. 3    Please revise the first sentence in the introductory narrative to clarify that your disclosure within this section contains a complete summary of the material terms of the offering and your business.

Algodon Wines & Luxury Development Group

135 Fifth Avenue, Floor 10, New York, NY 10010

(toll free) 866.960.7700 (main) 212.739.7700 (fax) 212.655.0140 | www.algodongroup.com	ALL SECURITIES ARE OFFERED THROUGH DPEC CAPITAL, INC. (MEMBER FINRA/SIPC/SIA)

Response:     This language has been revised at page 3 of Amendment No. 3 to the Form 10.

Risk Factors

Risks Relating to Argentina

Continuing inflation may have an adverse effect . . . , page 5

Comment No. 4    We note your revised disclosure in response to comment 5 from our letter dated July 18, 2014. Please clarify in future amendments if the estimated three year inflation rate represents a cumulative amount or a per year average. In addition, please continue to update this disclosure for the most recent information available.

Response:     This information has been provided at pages 5 and 6 of Amendment No. 3 to the Form 10. We will continue to update this disclosure for the most recent information available and in addition, have updated the status of Argentina’s debt crisis at page 6 of Amendment No. 3 to the Form 10.

Comment No. 5    In addition, please note that we will continue to monitor for your materials submitted in response to comment 6 in our letter dated June 18, 2014.

Response:     This information will be provided in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Risks Associated with DPEC Capital’s Business

The Chairman and CEO of AWLD . . . , page 15

Comment No. 6    Please revise to better describe the specific impact of Mr. Mathis’s potential statutory disqualification and remove the last three sentences in the second paragraph, which serve to mitigate the described risk.

Response:     This information has been provided at page 15 of Amendment No. 3 to the Form 10.

Item 1. Business

Business and Overview of AWLD

Plan of Operations, page 21

Comment No. 7    We have reviewed your revised disclosure in response to comment 9 from our letter dated July 18, 2014. Tell us if there is any substantive evidence that revenues will increase as a result of these marketing efforts (i.e. confirmed bookings).

Response:    This information has been provided at page 22 to Amendment No. 3 to the Form 10.

Comment No. 8    We are unable to determine how you have addressed comment 10 from our letter dated July 18, 2014 and reissue our comment in its entirety. Related to the comment above, please revise your disclosure to provide the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

Response:    This information has been provided at page 22 of Amendment No. 3 to the Form 10.

Description of Specific Investment Projects, page 23

Comment No. 9    We note your tabular disclosures in this section in response to comment 11 in our letter dated June 18, 2014. Please supplement your disclosure to actually discuss the drivers of changes in occupancy, ADP and the other metrics represented here. We may have further comment.

Response:    This information has been provided at page 23 of Amendment No. 3 to the Form 10. In addition, we have updated the table of room revenue to include figures for the first eight months of 2014.

Comment No. 10    We note your response to comment 12 of our letter dated June 18, 2014. Please revise your disclosure in this section to disclose the material terms of this arrangement, including the fee structure, as previously requested.

Response:    This information has been provided at page 26 of Amendment No. 3 to the Form 10.

Algodon Wines, page 27

Comment No. 11    We have considered your response to comment 14 in our letter dated June 18, 2014; however, in light of your net losses reported in the prior two fiscal years, it remains unclear how you have deemed such revenues “negligible.” Further, we note, per your disclosure, that these agreements appear to cover an export commitment of over 240,000 bottles of wine and a 120% production increase. As such, please file the agreements is accordance with Item 610(b)(10)(ii) of Regulation S-K, or describe in greater detail why these do not constitute material arrangements.

Response:    Revenues from the import/export of the Company’s wines are negligible as there have been few sales of the Company’s wines and none of the agreements constitute commitments by either party to import/export or produce the wine. The estimates of wine production and bottles available for import/export are simply estimates made by the Company of its expectations for future performance. The Company believes these estimates are realistic, based on its past performance, the acquisition of the stainless steel tanks, and expectations for the future. As stated in the Form 10 itself, these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict and there can be no assurances actual results will not differ materially and adversely from those expressed in these forward-looking statements. In light of this, the Company does not consider these non-binding understandings to be material in nature.

Additional information has been provided at pages 27 and 28 of Amendment No. 3 to the Form 10.

Algodon Wine Estates—Real Estate Development, page 29

Comment No. 12    Your revised disclosure in response to comment 14 from our letter dated July 18, 2014 discusses estimated costs to complete Phases 1 and 2. However, we note that there are a total of five phases. Please revise your disclosure to include discussion of Phases 3, 4, and 5, or alternatively, disclose why it is impracticable to do so.

Response:    This information has been provided at page 30 of Amendment No. 3 to the Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2014 compared to three months ended March 31, 2013, page 34

Comment No. 13    We note that 2014 restaurant revenues decreased from the comparable period in 2013. You disclose that the restaurant operations were scaled back due to renovations during that time, but that during 2014 the restaurant and bar are fully operative. Please clarify when the restaurant was under renovation and explain why the revenues decreased, despite the restaurant being fully operational in 2014.

Response:    The Company has replaced the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 with revised information for the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013. To the extent your comments remain applicable we believe we have addressed them at pages 34, 35, 37, and 39 of Amendment No. 3 to the Form 10.

Year ended December 31, 2013 Compare to the Year ended December 31, 2012

Gross Profit, page 35

Comment No. 14    We have reviewed your revised disclosure in response to comment 16 from our letter dated July 18, 2014. Please quantify the effect that scaling back the restaurant business had on gross profit, or tell us why you believe such disclosure is not material to an understanding of your operations.

Response:    Please see our response to Comment #13 above.

Comment No. 15    We have reviewed your revised disclosure in response to comment 17 from our letter dated July 18, 2014. Please expand your disclosure to discuss the reasons that costs of sales decreased and whether this represents a trend that is expected to continue.

Response:    Please see our response to Comment #13 above.

Item 8. Legal Proceedings

Certain Regulatory Matters and Customer Arbitrations, page 58

Comment No. 16    We note your revisions here in response to comment 1 in our letter dated July 18, 2014. Please revise your disclosure in the business section to more specifically discuss the company’s plan to divest itself of interest in DPEC Capital, if any. If the company has not yet established such a plan, please revise to so state. We may have further comment.

Response:    This information has been provided at pages 15, 33, and 59 to Amendment No. 3 to the Form 10.

Item 10. Recent Sales of Unregistered Securities, page 61

Comment No. 17    We note your response to comment 20 of our letter dated July 18, 2014. Please advise whether the Form D filed October 11, 2012 covers the transactions in this section.

Response: The Form D as filed with the SEC on October 11, 2012 relates to the offer and sale by the Company of shares of its Series A preferred stock and the conversion of convertible notes completed by June 30, 2014. It does not cover any other sales of shares or the issuance of the convertible notes, as explained in the second paragraph under Item 10 of Amendment No. 3 to Form 10 on page 62. In addition, the paragraphs regarding the sale of the notes, and the paragraph regarding the conversion of the notes and the sale of its Series A preferred shares have been revised as set forth on pages 62 and 63 of Amendment No. 3 to the Form 10.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

Comment No. 18    We have reviewed your response to comment 21 from our letter dated July 18, 2014. Please tell us why you believe that unrealized income (loss) from your investment in warrants meets the definition of revenue. Please clarify and cite any guidance upon which you relied.

Response:    Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320 – Investments – Debt and Equity Securities, which provides that unrealized holding gains and losses associated with available-for-sale securities shall excluded from earnings and reported in other comprehensive income until realized, is subject to a scope exception, pursuant to FASB ASC 320-10-15 as follows:

15-3 The guidance in this Topic does not apply to the following entities:

a.	Entities in certain specialized industries. Entities whose specialized accounting practices include accounting for substantially all investments in debt securities and equity securities at fair value, with changes in value recognized in earnings (income) or in the change in net assets. Examples of those entities are:

1.	Brokers and dealers in securities
2.	Defined benefit pension and other postretirement plans
3.	Investment companies.

The warrants are held by DPEC Capital, Inc., which is a registered broker and dealer. The guidance for brokers and dealers in securities, pursuant to FASB ASC 940-320-35, is as follows:

35-1      Security positions resulting from proprietary trading shall be measured subsequently at fair value, including both of the following:

a.	Inventory
b.	Obligations for short inventory positions.

35-2    Any unrealized gains or losses resulting from subsequent measurements of these to fair value shall be included in profit or loss.

The AICPA Broker and Dealer Accounting and Audit Guide clarifies that securities acquired for both trading or investment purposes have their unrealized gains or losses included in profit and loss, as follows:

4.48   According to FASB ASC 940-320-45-2, proprietary securities transactions entered into by the broker-dealer for trading or investment purposes are included in “securities owned” and “securities sold, not yet purchased.”

4.49   Although proprietary trading is frequently thought of as purchasing securities for sale to others, trading securities for the broker -dealer's own account sometimes leads to a liability for the fair value of securities sold but not yet purchased (that is, sold short). The broker -dealer is then obligated to purchase the securities at a future date at the then-current market price.

4.50   FASB ASC 940-320-30-2 and FASB ASC 940-320-35-1 state that security positions resulting from proprietary trading are measured initially and subsequently at fair value. According to FASB ASC 940-320-35-2, any unrealized gains or losses resulting from subsequent measurement of these to fair value are included in profit or loss. As noted in FASB ASC 940-320-45-4, the fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of the securities, or both. Consideration should be given to reporting these components separately as interest income and trading gains and losses, respectively.

It is broker-dealer industry practice to record unrealized gains or losses on a net basis within revenues.

We also believe that it is industry practice to maintain any industry-specific accounting guidance when consolidating any subsidiaries subject to such guidance. Accordingly, we believe that the unrealized gains and losses associated with the warrants held by the broker-dealer subsidiary meet the definition of revenue for AWLD. Furthermore, we believe that the unrealized warrant gains and (losses) of $92,685 and ($36,985) for the years ended December 31, 2013 and 2012 and $11,325 and $20,382 for the six months ended June 30, 2014, and 2013, are insignificant relative to AWLD’s consolidated total revenues.

In responding to your comments, AWLD acknowledges that:

•	AWLD is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AWLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Algodon Wine & Luxury Development Group, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.
Herrick K. Lidstone, Jr., Esq.